
September 1, 2022

Josh DeFonzo
Chief Executive Officer
Lux Health Tech Acquisition Corp.
920 Broadway
11th Floor
New York, New York 10010

> **Re: Lux Health Tech Acquisition Corp.**
> **Form 10-K for the Fiscal Year Ending December 31, 2021**
> **Filed March 30, 2022**
> **File No. 001-39657**

Dear Mr. DeFonzo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction